SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ICX TECHONOLOGIES, INC.ING COMPANY, INC.
(Name of Issuer)

Shares of Common Stock, par value $.01 per share
(Title of Class of Securities)

112211107
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LLC
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

222206.1

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	DP 1 LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	16,876,166
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	16,876,166
11	Aggregate Amount Beneficially Owned by Each Reporting Person	16,876,166
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	48.96%
14	Type of Reporting Person (See Instructions)	CO

222206.1

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Valentis SB, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PN
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	2,804,306
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	2,804,306
11	Aggregate Amount Beneficially Owned by Each Reporting Person *Includes 127,250 currently exercisable warrants to acquire 127,250 shares of Common Stock.	2,804,306*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	8.11%
14	Type of Reporting Person (See Instructions)	OO

222206.1

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Spectrum Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,000,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	2.90%
14	Type of Reporting Person (See Instructions)	CO

222206.1

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Catalyst Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	670,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	670,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	670,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	1.94%
14	Type of Reporting Person (See Instructions)	CO

222206.1

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	260,000
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	260,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person	260,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	0.75%
14	Type of Reporting Person (See Instructions)	CO

222206.1

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PN
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,611,838
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,611,838
11
Aggregate Amount Beneficially Owned by Each Reporting Person
*Includes 127,250 currently exercisable warrants to acquire 127,250 shares of Common Stock and options to purchase 1,366 shares of Common Stock.
21,611,838*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	62.47%
14	Type of Reporting Person (See Instructions)	OO

222206.1

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,611,838
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,611,838
11
Aggregate Amount Beneficially Owned by Each Reporting Person
*Includes 127,250 currently exercisable warrants to acquire 127,250 shares of Common Stock and options to purchase 1,366 shares of Common Stock.
21,611,838*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	62.47%
14	Type of Reporting Person (See Instructions)	OO

222206.1

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,611,838
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,611,838
11
Aggregate Amount Beneficially Owned by Each Reporting Person
*Includes 127,250 currently exercisable warrants to acquire 127,250 shares of Common Stock and options to purchase 1,366 shares of Common Stock.
21,611,838*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	62.47%
14	Type of Reporting Person (See Instructions)	IN

222206.1

CUSIP No. 44934T105
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	21,611,838
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	21,611,838
11
Aggregate Amount Beneficially Owned by Each Reporting Person
*Includes 127,250 currently exercisable warrants to acquire 127,250 shares of Common Stock and options to purchase 1,366 shares of Common Stock.
21,611,838*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	62.47%
14	Type of Reporting Person (See Instructions)	IN

222206.1

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Issuer by one of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit 99.1.

Item 1.	Security and Issuer

This Statement is being filed with respect to the common stock, $0.001 par value per share (the “Common Stock”), of ICx Technologies, Inc. (the “Company”). The address of the principal executive offices of the Company is:

ICx Technologies, Inc.
2100 Crystal Drive, Suite 650
Arlington, VA

Item 2.	Identity and Background

(a)	This Statement is filed by:

(i)
Each of  DP1 LLC, Valentis SB, L.P., Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC and Debello Investors LLC (collectively, the “Purchasing Entities”) with respect to the shares of Common Stock and Warrants owned by them;

(ii)	Wexford Capital LP (“Wexford Capital”), a Delaware limited partnership, acts either as manager or investment advisor to the Purchasing Entities;

(iii)	Wexford GP LLC (“Wexford GP”), a Delaware limited liability company, is the general partner (the “General Partner”) of Wexford Capital;

(iv)	Charles E. Davidson (“Mr. Davidson”) is the Chairman and a managing member of Wexford GP; and

(v)	Joseph M. Jacobs (“Mr. Jacobs”) is the President and a managing member of Wexford GP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 411 West Putnam Avenue, Greenwich, CT 06830.

(c)
Each of Purchasing Entities is a private investment fund formed for the purpose of making various investments. Wexford Capital acts either as a manager or investment advisor for the Purchasing Entities.  Wexford GP is the General Partner of Wexford Capital. Messrs. Davidson and Jacobs serve as the managing members of Wexford GP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)
Each of DP1 LLC, Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC, Debello Investors LLC and Wexford GP LLC is a Delaware limited liability company.  Each of Valentis SB, L.P. and Wexford Capital LP is a Delaware limited partnership. Each of Messrs. Davidson and Jacobs is a United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person previously reported their beneficial ownership of the Common Stock, warrants and stock options covered by this statement on a Schedule 13G filed pursuant to Rule 13-D(1)(d). On September 8, 2009, the Company canceled, pursuant to the Company's option exchange program, options granted to Mr. Jacobs on February 1, 2006 and February 27, 2008 and assigned to Wexford Capital.  In exchange for the options, Mr. Jacobs received new option grants totaling 1,366 stock options, which vested on September 8, 2009. In addition, on September 8, 2009, the Company canceled a warrant granted to Valentis SB, L.P. on February 3, 2006.  In exchange for the warrant, Valentis SB, L.P. received a new warrant to purchase 127,250 shares of the Company's common stock.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the securities was for investment, and the acquisition of such securities were made in the ordinary course of business and was not made for the purpose of acquiring control of the Company.  The Reporting Persons at any time and from time to time may acquire additional securities or dispose of any or all of such securities depending upon an ongoing evaluation of the investment in the Company, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive, of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their  purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

The aggregate number and percentage of securities beneficially owned by the Reporting Persons (on the basis of 34,466,623 shares of Common Stock issued and outstanding as reported in the Company’s Form 10-Q filed with the Commission on August 14, 2009) are as follows:

DP1 LLC
(a) Amount beneficially owned:	16,876,166	Percent of class:	48.96%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			16,876,166
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			16,876,166

Valentis SB, L.P.
(a) Amount beneficially owned:	2,804,306	Percent of class:	8.11%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			2,804,306
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			2,804,306

Wexford Spectrum Investors LLC
(a) Amount beneficially owned:	1,000,000	Percent of class:	2.90%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,000,000
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,000,000

Wexford Catalyst Investors LLC
(a) Amount beneficially owned:	670,000	Percent of class:	1.94%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			670,000
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			670,000

Debello Investors LLC
(a) Amount beneficially owned:	260,000	Percent of class:	0.75%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			270,000
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			270,000

Wexford Capital LP
(a) Amount beneficially owned:	21,611,838	Percent of class:	62.47%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			21,611,838
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			21,611,838

Wexford GP LLC
(a) Amount beneficially owned:	21,611,838	Percent of class:	62.47%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			21,611,838
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			21,611,838

Charles E. Davidson
(a) Amount beneficially owned:	21,611,838	Percent of class:	62.47%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			21,611,838
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			21,611,838
Joseph M. Jacobs
(a) Amount beneficially owned:	21,611,838	Percent of class:	62.47%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			21,611,838
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			21,611,838

Wexford Capital may, by reason of its status as managing member or investment advisor of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of the Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs, Wexford GP and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the Purchasing Entities.

Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

99.1  Joint Filing Agreement

* * * * *

222206.1

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2009

DP1 LLC

By:
Name:	Arthur Amron
Title:	Vice President

VALENTIS SB, L.P.
By: Valentis SB GP LLC, its general partner

By:
Name:	Arthur Amron
Title:	Vice President

WEXFORD SPECTRUM INVESTORS LLC

By:
Name:	Arthur Amron
Title:	Vice President

WEXFORD CATALYST INVESTORS LLC

By:
Name:	Arthur Amron
Title:	Vice President

DEBELLO INVESTORS LLC

By:
Name:	Arthur Amron
Title:	Vice President

WEXFORD CAPITAL LP

By:
Name:	Arthur Amron
Title:	Partner and Secretary

WEXFORD GP LLC

By:
Name:	Arthur Amron
Title:	Vice President

Charles E. Davidson

Joseph M. Jacobs

222206.1

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in ICx Technologies, Inc.

Dated: September 10, 2009

DP1 LLC

By:
Name:	Arthur Amron
Title:	Vice President

VALENTIS SB, L.P.
By: Valentis SB GP LLC, its general partner

By:
Name:	Arthur Amron
Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM INVESTORS LLC

By:
Name:	Arthur Amron
Title:	Vice President

WEXFORD CATALYST INVESTORS LLC

By:
Name:	Arthur Amron
Title:	Vice President

DEBELLO INVESTORS LLC

By:
Name:	Arthur Amron
Title:	Vice President

WEXFORD CAPITAL LP

By:
Name:	Arthur Amron
Title:	Partner and Secretary

WEXFORD GP LLC

By:
Name:	Arthur Amron
Title:	Partner and Secretary

Charles E. Davidson

Joseph M. Jacobs

222206.1